As filed with the Securities and Exchange Commission on June 13, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of June 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                              11, Boulevard Royal
                               L-2449 Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes...... No...X....

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                                   Metro logo


           NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN


THESE MATERIALS ARE NOT AN OFFER FOR SALE OF THE SHARES IN THE UNITED STATES. THE SHARES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. METRO INTERNATIONAL S.A. DOES NOT INTEND TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SHARES IN THE UNITED STATES.



FOR IMMEDIATE RELEASE                                               10 June 2003


                    METRO ISSUES NEW SHARES AND CONVERTS DEBT

Metro International S.A. ("Metro"), the international newspaper group, today announced that it will issue new shares in order to raise SEK 252 million, and that it will convert SEK 1,151 million of debt into equity.

Metro will issue rights to subscribe for new class A shares to its holders of its Swedish Depository Receipts, except those domiciled in the United States of America, Canada and Japan, who will receive a cash payment equivalent to the amount that will be realised from the sale of their tradable rights. Each eligible shareholder will be offered the opportunity to subscribe for one new class A share for each existing class A or B share held, at a price of SEK 2.30 per share. Shareholders' subscription rights will be tradable on Stockholmsborsen. In the event that the issue is not fully subscribed based on subscription rights, current shareholders will be able to subscribe for the remaining shares according to their pro-rata holding of shares. The rights issue will be fully underwritten by Industriforvaltnings AB Kinnevik ("Kinnevik"), which is Metro' s largest shareholder and creditor. Kinnevik has also indicated that it intends to take up its rights in the offering based on its current shareholding in Metro.

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           NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN


Metro will publish details of the offer in an offering prospectus expected to be published in mid-July 2003 and intends to complete the issue during the first half of August 2003. The date of record for the issue is expected to be in mid-July 2003, with the offer period expected to commence during the second half of July 2003. Trading in the subscription rights will take place during the offer period. The cash proceeds from the issue will be used for general corporate and working capital purposes in order to bring Metro's existing operations into a positive cash flow position, and to repay additional short-term bridge financing provided by Kinnevik during the period until the completion of the share issue and conversion. This bridge financing is provided by Kinnevik on the same terms as its existing loan to Metro.

At the same time as the rights offering, Metro will convert SEK 1,151 million of existing interest-bearing liabilities into equity by means of the issue of new class A and new class B shares at a price of SEK 3.75 per share to Kinnevik and Modern Times Group MTG AB ("MTG"), in exchange for the retirement of all interest-bearing liabilities, excluding the bridge financing, due to the two parties. The shares received in the conversion of debt to equity do not entitle the parties to participation in the rights issue.

Metro will issue 47.1 million new class A shares and 115.2 million new class B shares to Kinnevik in exchange for the retirement of SEK 609 million of Metro's long-term interest-bearing debt to Kinnevik, including interest accrued up to 31 May 2003. Metro will also issue 51.1 million new class A shares and 93.6 million new class B shares to MTG, in exchange for the retirement of SEK 542 million of interest-bearing debt, convertible bonds and interest payments accrued up to 31 May 2003. No interest will be charged on the loans for the period between 31 May 2003 and the completion of the transaction.

Metro's total interest-bearing liabilities following the conversion will principally constitute the SEK 300 million credit facility provided by Nordea to Metro Sweden AB on a three and a half year term in May 2002.

     Kinnevik's total shareholding in Metro following the conversion of debt into equity will be 63.1 million class A shares and 116.1 million class B shares. Kinnevik is eligible to subscribe for 16.8 million class A shares under the terms of the offer, based on its current holding of 16.0 million class A shares and 0.8 million class B shares. MTG's total shareholding in Metro following the conversion of debt into equity will be 52.3 million class A shares and 96.9 million class B shares. MTG is eligible to

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           NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN


subscribe for 4.5 million class A shares under the terms of the offer, based on its current holding of 1.3 million class A shares and 3.3 million class B shares.


The total number of issued and outstanding ordinary shares following the rights issue and conversion will be 263 million class A shares and 262 million class B shares.

Pelle Tornberg, President and CEO of Metro, commented: "This refinancing will provide Metro with an appropriate financial structure. The reduction of Metro's significant debt burden will enable the market to focus on the successful operational development of the business. The funds raised from the new issue of shares will be used to bring Metro' s existing operations into a positive cash flow position".

Morgan Stanley has been appointed as adviser on the structuring of the refinancing and Carnegie has been appointed as Manager of the rights issue.




For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010



Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. 'A' and 'B' shares are listed on the Stockholmsborsen 'O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Morgan Stanley & Co. Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Metro International S.A. in connection with this transaction and for no-one else, and will not be responsible to anyone else for providing the protections afforded to customers of Morgan Stanley or for providing advice in relation to the transaction.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            By: /s/ Anders Fullman
                                                ----------------------------
                                            Name:  Anders Fullman
                                            Title: Vice President
                                                   of Metro International SA


Date: June 13, 2003